

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2010

Robert J. Sprowls
President and Chief Executive Officer
American States Water Company
Golden State Water Company
630 E. Foothill Boulevard
San Dimas, CA 91773-1212

> **Re: American States Water Company**
> **File No. 001-14431**
> **Golden State Water Company**
> **File No. 001-12008**
> **Form 10-K**
> **Filed March 12, 2010**

Dear Sprowls:

    We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director